OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-32508

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CapAcuity Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 International Parkway, Suite 350
(No. and Street)

Lake Mary	FL	32746
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Hopkins	603-216-8933	thopkins@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods CT N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryant W. Kirk, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CapAcuity Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



STEPHANIE LUNA
Commission # HH 161217
Expires August 4, 2025
Bonded Thru Troy Fain Insurance 800-385-7019

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPACUITY SECURITIES, INC.

<u>CONTENTS</u>



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder of
CapAcuity Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CapAcuity Securities, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CapAcuity Securities, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as CapAcuity Securities, Inc.'s auditor since 2022.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 14, 2024

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423

CAPACUITY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	898,681
Accounts receivable from contracts with customers		603,584
Prepaid expenses		36,376
Total assets	$	1,538,641

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Due to related party	$	139,344
Commission payable		67,891
Accounts payable		5,241
Total liabilities	$	212,476
Shareholder's equity:		
Common stock, $0.20 par value; 5,000 shares authorized;		
5,000 shares issued and outstanding	$	1,000
Capital in excess of par value		108,400
Retained earnings		1,216,765
Total shareholder's equity	$	1,326,165
Total liabilities and shareholder's equity	$	1,538,641

The Accompanying Notes are an Integral
Part of these Statements

Notes to Financial Statements

Note 1 Nature of the Business and Summary of Significant Accounting Policies

<u>**Business Entity and Nature of Operations**</u>
CapAcuity Securities, Inc. (the Company), formerly Johnson Securities, Inc., is a registered broker/dealer operating since 1984. The Company operates within the exemptive provisions of Rule 15c3-3 pursuant to the provisions of subparagraph k(1) thereof. When acting as a broker/dealer, its marketing and sales activities are devoted primarily to private placement variable life insurance and mutual funds used as funding vehicles for corporate sponsored executive retirement programs. The Company's target clients for these products and services are publicly held corporations and large private companies. The Company's marketing and sales activities are conducted on a nation-wide basis.

The Company is a wholly owned subsidiary of CapAcuity Financial, Inc., (the Parent) which purchased Johnson Securities, Inc on December 26, 2018 and subsequently changed the name of the Company to CapAcuity Securities, Inc.

A summary of the Company's significant accounting policies follows:

<u>**Basis of Presentation**</u>
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

<u>**Cash**</u>
Cash is held at a financial institution that may exceed federally insured limits. The Company has not experienced any losses on this account and does not believe it is exposed to any significant credit risk with respect to cash balances held in this financial institution.

<u>**Receivables**</u>
Receivables are primarily for commissions due from insurance carriers. Receivables from Contracts with Customers are collected within the following month. Accounts Receivables from Contracts with Customers was $603,584 at December 31, 2023. Management has determined no allowance for credit losses is necessary at December 31, 2023.

Notes to Financial Statements

Note 1 Nature of the Business and Summary of Significant Accounting Policies (Continued)

Receivables and Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments- Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. In the opinion of management at December 31, 2023, all accounts receivables were considered collectible and no allowance for credit losses was necessary.

Income Taxes

The Company is a qualified subchapter S subsidiary "Q-Sub" under applicable provisions of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

In accordance with accounting standards relating to accounting for uncertainty in income taxes, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements. The Company's Parent files income tax returns in the U.S. federal jurisdiction and various states. The Company's Parent is no longer subject to Federal, State or Local tax examinations for tax years prior to 2020.

Notes to Financial Statements

Note 1 Nature of the Business and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity   with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Management's Review of Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2023, through March 14, 2024, which is the date the financial statements were available to be issued.

Note 2 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2023 was 0.28 to 1.

At December 31, 2023, the Company had net capital, as defined, of $742,310 and excess net capital of $728,145.

Notes to Financial Statements

Note 3 Exemption from Securities and Exchange Commission Rule 15c3-3

The company operates pursuant to SEC Rule 15c3-3(k)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

Note 4 Related-Party Transactions

On March 1, 2019, the Company entered into an expense sharing arrangement with CapAcuity Consulting, LLC (CapAcuity Consulting), an entity under common control with the Company. Under the expense sharing agreement, CapAcuity Consulting permits the Company to market and distribute its products and services from CapAcuity Consulting's facilities used in conjunction with the CapAcuity Consulting's business, subject to reimbursement of the expenses associated with such use.

As of December 31, 2023, the Company owed $139,344 to CapAcuity Consulting, LLC.

Note 5 Concentrations

For the year-end December 31, 2023, three customers account for 43% of the accounts receivable.